September 4, 2014

VIA EDGAR

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    SIGA Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 10, 2014
File No. 000-23047

Dear Mr. Riedler:

SIGA Technologies, Inc. (the “Company” or “SIGA”) submits this letter in response to the comment letter (the “Comment Letter”), dated August 20, 2014, from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Annual Report”).

For ease of reference, set forth in bold below, are the comments to the Annual Report, as reflected in the Comment Letter.  The Company’s responses are set forth below each comment.

Item 1. Business
Lead Product- Arestvyr™, page 2

1. We note your response to our prior comment 1 which includes proposed disclosure to be included in the future filings. We also note that your proposed disclosure states that you will receive $96.1 million in payment following the delivery of 725,000 courses of Arestvyr rather than $109.7 million payment you actually received. Please revise your draft disclosure to clarify this apparent discrepancy. Also, please revise your draft disclosure to discuss the progress made to date towards meeting the obligations necessary for recognition of the $109.7 million you received from BARDA in 2013 for the delivery of the 725,000 courses.

Response:

In 2013, SIGA received $96.1 million from BARDA following the delivery of 725,000 courses of Arestvyr. As disclosed in SIGA’s Annual Report in the Liquidity and Capital Resources section, SIGA received an aggregate of $109.6 million in 2013 from BARDA for all services provided, which included a $96.1 million payment for the delivery of 725,000 courses of Arestvyr, $5.4 million for the reimbursement of expenses related to research and development expenses and supportive activities, and a $8.2 million milestone payment for successfully completing the milestone requirements for the final drug product commercial validation batches and report.

In response to the Commission’s comment, below is revised draft disclosure (marked to show changes from the disclosure SIGA provided in its response letter dated August 13, 2014):

Separately, SIGA has further revised draft disclosure to highlight the progress made to date by the Company toward addressing its replacement obligation relating to courses of Arestvyr delivered to the Strategic Stockpile (marked to show changes from the disclosure SIGA provided in its response letter dated August 13, 2014):

Item 1. Business
BARDA Contract - Arestvyr™ also known as ST-246®

On May 13, 2011, SIGA signed the BARDA Contract pursuant to which SIGA agreed to deliver two million courses of Arestvyr to the U.S. Strategic National Stockpile (“Strategic Stockpile”). The BARDA Contract is worth approximately $463 million, including $409.8 million for the manufacture and delivery of 1.7 million courses of Arestvyr and $54 million of potential reimbursements related to development and supportive activities (the “Base Contract”). In addition to the Base Contract, the BARDA Contract also contains various options that are exercisable at BARDA’s discretion. The BARDA Contract expires in September 2020.

Under the Base Contract with BARDA, BARDA has agreed to buy from SIGA 1.7 million courses of Arestvyr. Additionally, SIGA will contribute to BARDA 300,000 courses manufactured primarily using federal funds provided by the U.S. Department of Health and Human Services (“HHS”) under prior development contracts.

The Base Contract with BARDA includes $409.8 million of payments, inclusive of upfront payments and milestone payments, that can be received by the Company for the manufacture and delivery of 1.7 million courses of Arestvyr that are to be purchased by BARDA and physically delivered to the Strategic Stockpile. The timing and amount of specific payments to the Company are based on sub-payment tranches provided for in the Base Contract. As of December 31, 2013, the Company has received $157.6 million under the Base Contract related to the manufacture and physical delivery of courses of Arestvyr. Included in this amount are: a $41 million advance payment in 2011 for the completion of certain planning and preparatory activities related to the Base Contract; a $12.3 million milestone payment in 2012 for the completion of the product labeling strategy for Arestvyr; an $8.2 million milestone payment in 2013 for the completion of the commercial validation campaign for Arestvyr; and $96.1 million of payments following physical deliveries of 725,000 courses of Arestvyr in 2013 to the Strategic Stockpile.

The Company is eligible to receive an additional $252.2 million under the Base Contract for the manufacture, delivery and purchase of courses of Arestvyr. Included in this amount are: $129.2 million of payments following additional future physical deliveries of 975,000 courses of Arestvyr to the Strategic Stockpile; a $20.5 million milestone payment for successful submission to the U.S. Food and Drug Administration (“FDA”) of a complete application for Arestvyr regulatory approval; and a $102.5 million holdback payment, which represents a 25% holdback on the $409.8 million of total payments tied to the manufacture and delivery of 1.7 million courses of Arestvyr that are to be purchased by BARDA. The $102.5 million holdback payment would be triggered by FDA approval of Arestvyr, as long as the Company does not have, as described below, a continuing product replacement obligation to BARDA.

The Base Contract with BARDA also includes $54 million of potential reimbursement for development and supportive activities. These activities are reimbursed primarily on a cost-plus basis after each individual activity is authorized by BARDA and after costs are incurred. As of December 31, 2013, and in 2013, the Company received $5.4 million of reimbursement payments under the Base Contract for development and supportive activities.

In addition to the Base Contract, which is worth approximately $463 million, the BARDA Contract also separately contains $178.4 million of options that, if exercised by BARDA: would fund development and supportive activities such as work on pediatric and geriatric formulations of the drug as well as use of Arestvyr for smallpox prophylaxis; would result in a $50 million payment to the Company for FDA approval for extension to 84-month expiry for Arestvyr (from 38 month expiry as required in the Base Contract); and/or would fund production-related activities such as warm-base manufacturing. As of December 31, 2013, BARDA has not exercised any options and may not exercise any options in the future. These options are exercisable by BARDA in its sole discretion.

For courses of Arestvyr that are physically delivered to the Strategic Stockpile, the Company has replacement obligations, at no cost to BARDA, in the event that: the final FDA approved version of Arestvyr is different from any course of Arestvyr that has been delivered to the Strategic Stockpile; or Arestvyr does not meet any specified label claims, fails release testing or does not meet 38 month expiry period (from time of delivery to the Strategic Stockpile); or Arestvyr is recalled or deemed to be recalled for any reason.

As noted above, the Company is eligible for a $102.5 million holdback payment from BARDA if the FDA approves Arestvyr, either in the currently delivered form or in a different form. If the approved version of

Arestvyr is different from those delivered to the Strategic Stockpile, then the Company is obligated to replace the previously delivered courses, at no additional cost, to BARDA. If the final approved version of Arestvyr differs from those delivered, the $102.5 million holdback payment would not be paid until the obligation to replace the previously delivered product at no additional cost is satisfied.

The Company has been actively pursuing FDA approval of Arestvyr, ~~both~~ for purposes of receiving the $102.5 million holdback payment as well as for strategic purposes. The Company is pursuing FDA approval under the “animal rule”. As such, the Company has completed multiple monkeypox and variola efficacy studies in non-human primates and is coordinating and conducting rabbitpox efficacy studies in rabbits. In addition to coordinating and conducting efficacy studies in rabbits, the Company is also planning protocols for an expanded clinical safety trial. ~~that could support a future New Drug Application ("NDA") filing with the FDA~~ The Company believes that the successful completion of an expanded clinical safety study would represent the last major step prior to the filing of a New Drug Application (“NDA”) for Arestvyr with the FDA. A starting date for the expanded clinical safety study has not been set; and the Company expects an expanded safety trial to require approximately 18 months for completion (from the date of first patient dosing).

As a “fast-track” designated drug candidate under the “animal rule” for the treatment of an unmet medical need, Arestvyr is expected to receive priority review by the FDA once an NDA is filed. At the point of FDA approval of Arestvyr, the Company would be able to address replacement obligations, if any, relating to courses of Arestvyr that have been delivered to the Strategic Stockpile.

As discussed in Item 3, “Legal Proceedings,” the amount of cash inflows SIGA will retain pursuant to the BARDA Contract may be adversely affected by the outcome of PharmAthene’s action against SIGA.

Manufacturing, page 3

2. We note your response to our prior comment 2 which includes draft disclosure regarding the material terms of the manufacturing agreement with Albemarle. In this regard, we note that you only provide the duration of the agreement. Please expand your disclosure regarding the agreement with Albemarle to describe the other material terms of the agreement, including the parties’ right and obligations, any payment provisions and termination provisions.

Response:

In response to the Commission’s comment, below is further revised draft disclosure (marked to show changes from the disclosure SIGA provided in its response letter dated August 13, 2014):

In August, 2011, SIGA entered into an agreement with Albemarle. Albemarle manufactures, tests and supplies active pharmaceutical ingredient (“API”) for use in Arestvyr, also known as ST-246. SIGA agreed that, during the term of the agreement, SIGA will purchase 75% of its internal and external API requirements from Albemarle at a fixed price per kilogram. There is no minimum amount of API kilograms that must be used or acquired by SIGA. The following events are excluded from the “75% API” requirement: (i) in the event that a contract entered into by SIGA for the sale of final drug product (“FDP”) is outside the U.S., and Albmarle is unwilling or unable to subcontract such manufacture to a party or parties that meet the terms of the agreement, (ii) in the event that a contract is entered by SIGA for the sale of FDP in an intravenous formulation requiring different specifications, and the parties are not able to reach agreement on the necessary changes to the specifications or pricing, or (iii) in the event Albermale fails to perform any of its obligations under the agreement and does not cure such failure within 30 days of written notice from SIGA. Albermale may raise or lower the unit price of API due to increases or decreases in raw material costs on February 2014, and upon each 12 month anniversary date thereafter, upon written notice to SIGA no less than 30 days prior to any such date. SIGA is required to pay Albemarle within 45 days of their invoice date. Albemarle is required to deliver API that conforms with specifications outlined in the agreement; the Company is not required to pay for API that does not meet specifications. The Company has 120 days to reject any shipments that do not meet specifications or are damaged. In addition to receiving payments for API deliveries, Albemarle is also paid for related services, such as stability testing. The Company’s agreement with Albemarle continues for an initial term that is the longer of the period ending on (i) December 31, 2014 or (ii) the last calendar day of the year in which the

Company completes delivery of 1.7 million courses of Arestvyr under the BARDA Contract. Thereafter, the parties will have a 90 day period prior to the termination date or anticipated termination date to negotiate a three-year renewal at agreed-upon pricing. If a three-year renewal is not agreed upon, then the existing agreement will continue for one year and then terminate. ~~this agreement may be renewed as provided for in such agreement~~ Parties may terminate the agreement upon 60 days written notice prior to the expiration of the initial term or the renewal term in the event of breach, if such breach is not cured within the 60 days prior written notice.

Intellectual Property and Proprietary Rights, page 6

3. We note your response to our prior comment 3 which includes revised disclosure regarding your material intellectual property rights for Arestvyr. In this regard, we note that you state that your patent portfolio consists of six U.S. patents; fours issued foreign patents, four U.S. utility patent applications, two international PCT patent applications and forty two foreign patent applications. However, you only provide information regarding three of your issued U.S. patents. Please expand your proposed disclosure to provide the type of patent protection your other issued U.S. and foreign patents provide, the expiration dates of your other issued U.S. and foreign patents and the jurisdictions in which your foreign patents have been issued. Please provide the anticipated expiration dates of patents which may be issued under your U.S. and foreign patent applications and the jurisdictions where your foreign patent applications are pending.

Response:

In response to the Commission’s comment, below is revised draft disclosure (marked to show changes from the disclosure SIGA provided in its response letter dated August 13, 2014):

Draft disclosure below (marked for changes):

Intellectual Property and Properties Rights

SIGA's commercial success will depend in part on its ability to obtain and maintain patent protection for its proprietary technologies, drug targets, and potential products and to preserve its trade secrets. Because of the substantial length of time and expense associated with bringing potential products through the development and regulatory clearance processes to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, SIGA cannot predict the type and extent of claims allowed in these patents.

SIGA also relies upon trade secret protection for its confidential and proprietary information. No assurance can be given that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to SIGA's trade secrets or that SIGA can meaningfully protect its trade secrets.

Arestvyr™: ~~,also known as ST-246~~: SIGA exclusively owns its key patent portfolio~~,~~ which relates to its leading drug candidate ST-246 (Arestvyr™). SIGA's key patent portfolio currently consists of 7~~6~~ U.S. utility patents, 4 issued foreign patents, 3~~4~~ U.S. utility patent applications, 2 international PCT patent applications and 42 foreign patent applications as of the most recent available information.

The principal and material issued patents ~~utility US Patents~~ covering Arestvyr™ are ~~include US Patent Nos. 7,737,168;7,687,641; and 8,124,643 as~~ described in the table below:

		PROTECTION CONFERRED	ISSUE DATE	EXPIRATION DATE
US 7,737,168	United States	Method of treating orthopoxvirus infection with ST-246	June 15, 2010	May 3, 2027
US 7,687,641	United States	Method of manufacturing ST-246	March 30, 2010	September 27, 2024
US 8,124,643	United States	Composition of matter for the ST-246 compound and pharmaceutical composition containing ST-246	February 28, 2012	June 18, 2024
US 8,039,504	United States	Pharmaceutical compositions and unit dosage forms containing ST-246	October 18, 2010	July 23, 2027
US 7,956,197	United States	Method of manufacturing ST-246	June 7, 2011	June 18, 2024
US 8,530,509	United States	Pharmaceutical compositions containing a mixture of compounds including ST-246	September 10, 2013	June 18, 2024
US 8,802,714	United States	Method of treating orthopoxvirus infection with a mixture of compounds including ST-246	August 12, 2014	June 18, 2024
AU2004249250	Australia	Method of treating orthopoxvirus infection with ST-246, pharmaceutical compositions containing ST-246 and composition of matter for the ST-246 compound	March 29, 2012	June 18, 2024
CA 2,529,761	Canada	Use of ST-246 to treat orthopoxvirus infection, pharmaceutical compositions containing ST-246 and composition of matter for the ST-246 compound	August 13, 2013	June 18, 2024
JP 4884216	Japan	Therapeutic agent for treating orthopoxvirus including ST-246, pharmaceutical compositions containing ST-246, composition of matter for the ST-246 compound and method of manufacturing ST-246	December 16, 2011	June 18, 2024
AU 2007351866	Australia	Pharmaceutical compositions containing ST-246 and one or more additional ingredients and dosage unit forms containing ST-246	January 1, 2014	June 18, 2024

The principal and material patent applications covering Arestvyr™ include patent filings in multiple jurisdictions, including the United States, Europe, Asia, Africa, Australia, and other commercially significant markets. We hold 47 patent applications currently pending, with respect to various compositions of Arestvyr™, methods of manufacturing, methods of treatment, and dosage forms.   Expiration dates for pending patents, if granted, will fall between 2024 and 2034.

Arestvyr is currently SIGA's sole clinical-stage drug candidate. In addition to the Arestvyr patent portfolio, SIGA also has patents covering pre-clinical drug candidates. Substantially all of the pre-clinical patent portfolio is for Dengue Antiviral and Anti-Arenavirus drug candidates. SIGA is currently seeking partners for its Dengue Antiviral and Anti-Arenavirus drug candidates to support further development activity.

FDA regulations require that patented drugs be sold under brand names that comply with various regulations. SIGA must develop and make efforts to protect these brand names for each of its products in order to avoid product piracy and to secure exclusive rights to these brand names. SIGA may expend substantial funds in developing and securing rights to adequate brand names for its products. SIGA currently has proprietary trademark rights in SIGA®, Arestvyr™, ST-246® and other brands used by SIGA in the United States and certain foreign countries, but it may have to develop additional trademark rights in order to comply with regulatory requirements. SIGA considers securing adequate trademark rights to be important to its business.

As requested in your comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-672-9110.

Very truly yours,

/s/Daniel J. Luckshire

Daniel J. Luckshire
Executive Vice President and Chief Financial Officer